OMB APPROVAL
OMB Number:	3235-0359
Expires:	March 31, 2018
Estimated average burden
hours per response	1.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-1

Certificate of Accounting of Securities and Similar

Investments of a Management Investment Company

in the Custody of Members of

National Securities Exchanges

Pursuant to Rule 17f-1 [17 CFR 270.17f-1]

1. Investment Company Act File Number:				Date examination completed:

811-09689				May 12, 2016
2. State identification Number:
AL	AK	AZ	AR	CA X	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Wells Fargo Master Trust
4. Address of principal executive office (number, street, city, state, zip code):

525 Market Street, San Francisco, CA 94105

INSTRUCTIONS

This Form must be completed by investment companies that place or maintain securities or similar investments in the custody of a company that is a member of a national securities exchange.

Investment Company

1.	All items must be completed by the investment company.

2.	Give this Form to the independent public accountant who, in compliance with Rule 17f-1 under the Act and applicable state law, examines securities and similar investments in the custody of a company that is a member of a national securities exchange.

Accountant

3.	Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-1 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2205 (11-03)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-1 is mandatory for an investment company that maintains securities or similar investments in the custody of a member of a National Securities Exchange. Rule 17f-1 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-1 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-1 is approximately 0.16 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing the burden of the Form. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Wells Fargo Master Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the Funds of Wells Fargo Master Trust (the “Funds”) as listed in Appendix A, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of February 29, 2016. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2016, and with respect to agreement of security purchases and sales, for the period September 30, 2015, the date of our last examination, through February 29, 2016.

(1)	Confirmation of all securities held by institutions in book entry form (Banco Itau (Chile), Bank Hapoalim (Israel), Bank Polska Kasa Opieki (Poland), BNP Paribas Securities Services (Greece), Canada Self Custody (Canada), Ceskoslovenska Obchodni Banka (Czech Republic), Citibank (Singapore), Citibank (Brazil), Citibank (Hungary), Citibank (Peru), Citibank (Mexico), Clearstream Banking, Credit Suisse (Switzerland), Deutsche Bank (Indonesia), Deutsche Bank (Philippines), Deutsche Bank (Italy), Deutsche Bank (Korea), Deutsche Bank (India), Deutsche Bank (Netherlands), Deutsche Bank (Germany), Deutsche Bank (Austria), Deutsche Bank (Belgium), Deutsche Bank (France), Deutsche Bank (Malaysia), Deutsche Bank (Portugal), Deutsche Bank (Spain), Deutsche Bank (Turkey), FirstRand Bank Limited (South Africa), Hongkong and Shanghai Banking Corporation (Japan), Hongkong and Shanghai Banking Corporation (New Zealand), HSBC (Australia), HSBC (Egypt), HSBC (Abu Dhabi), HSBC (United Arab Emirates), HBSC (Qatar), Skandinaviska Enskilda Banken (Denmark), Skandinaviska Enskilda Banken (Finland), Skandinaviska Enskilda Banken (Norway), Skandinaviska Enskilda Banken (Sweden), Standard Chartered Bank (Hong Kong), Standard Chartered Bank (Taiwan), Standard Chartered Bank (Thailand), State Street Bank London Crest (United Kingdom), State Street Bank and Trust Company (United Kingdom), Depository Trust Company, and Federal Reserve);

(2)	Count and inspection of documentation of other securities held in safekeeping by the Custodian but not included in (1) above;

(3)	Confirmation or inspection of documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

(4)	Reconciliation of all such securities to the books and records of the Funds and the Custodian;

(5)	Confirmation of all futures agreements and underlying collateral with brokers, as applicable;

(6)	Confirmation of all repurchase agreements and underlying collateral with brokers, as applicable;

(7)	Agreement of five security purchases and five security sales or maturities per fund since the date of our last report from the books and records of the Funds to trade tickets.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2016, with respect to securities reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management, the Board of Trustees of the Funds as listed in Appendix A, and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

/s/ KPMG LLP

Boston, Massachusetts

May 12, 2016

Appendix A

Wells Fargo Master Trust –

Diversified Fixed Income Portfolio

Diversified Stock Portfolio

May 12, 2016

KPMG LLP

Two Financial Center

60 South St

Boston, MA 02111

RE: Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

Ladies and Gentlemen:

We, as members of management of Wells Fargo Master Trust, as listed in Appendix A, (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2016 and for the period from September 30, 2015 through February 29, 2016.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2016 and for the period from September 30, 2015 through February 29, 2016, with respect to securities reflected in the investment accounts of the Funds.

Sincerely,

/s/ Karla M. Rabusch
Karla M. Rabusch, President
Wells Fargo Master Trust

/s/ Jeremy DePalma
Jeremy DePalma, Treasurer
Wells Fargo Master Trust

Appendix A

Wells Fargo Master Trust –

Diversified Fixed Income Portfolio

Diversified Stock Portfolio